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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of The Securities Exchange Act of 1934)
                                (Amendment No. 2)
                            Avis Group Holdings, Inc.
                              (Name of the Issuer)


                            Avis Group Holdings, Inc.
                               Cendant Corporation
                                 PHH Corporation
                      (Name of Person(s) Filing Statement)


                 Class A Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    05379010
                      (CUSIP Number of Class of Securities)
                              --------------------

Avis Group Holdings, Inc.             Cendant Corporation                  PHH Corporation
900 Old Country Road                  9 West 57th Street                   6 Sylvan Way
Garden City, New York  11530          37th Floor                           Parsippany, New Jersey  07054
Telephone: (516) 222-3000             New York, New York  10019            Telephone: (973) 428-9700
                                      Telephone: (212) 413-1800

                            (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                   and Communications on Behalf of Person(s) Filing Statement)

                                                          with copies to:

John M. Reiss                       Richard E. Farley                   Patricia Moran
White & Case LLP                    Cahill Gordon & Reindel             Skadden, Arps, Slate, Meagher & Flom LLP
1155 Avenue of the Americas         80 Pine Street                      One Rodney Square
New York, New York 10036            New York, New York  10005           Wilmington, Delaware  19801
Telephone: (212) 819-8200           Telephone: (212) 701-3000           Telephone: (302) 651-3000

                              ---------------------

This statement is filed in connection with (check the appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |_| The filing of a registration statement under the Securities Act of 1933.
c. |_| A tender offer.
d. |_| None of the above.

Check the following box if the soliciting materials or information statement are preliminary copies: |X|

Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                              ---------------------

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
     Transaction Valuation*                          Amount of Filing Fee**
--------------------------------------------------------------------------------
          $936,763,069                                      $187,352
--------------------------------------------------------------------------------

* The transaction valuation was based upon the sum of (a) the product of 25,708,652 shares of Class A Common Stock and the merger consideration of $33.00 per share and (b) the difference between $33.00 and the exercise price per share of Class A Common Stock of each of the 7,793,435 shares covered by outstanding options.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of Transaction Valuation.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   $187,352       Filing Party: Avis Group Holdings, Inc.
Form or Registration No.: Schedule 14A   Date Filed:   November 28, 2000

                       SECTION 13E-3 TRANSACTION STATEMENT

                                  INTRODUCTION

     This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by Avis Group Holdings, Inc., a Delaware corporation ("Avis"), Cendant Corporation, a Delaware corporation ("Cendant") and PHH Corporation, a Maryland corporation and an indirect wholly-owned subsidiary of Cendant ("PHH Corporation"), in connection with the Agreement and Plan of Merger, dated as of November 11, 2000 (the "Merger Agreement"), by and among Avis, Cendant, PHH Corporation and Avis Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of PHH Corporation ("Merger Sub"). If the Merger Agreement is adopted by Avis' stockholders, Merger Sub will merge with and into Avis (the "Merger") and each outstanding share of class A common stock, par value $.01 per share of Avis (the "Common Stock"), other than shares of Common Stock held by any subsidiary of Avis, held in Avis' treasury, held by Cendant or any subsidiary of Cendant or held by stockholders who perfect their appraisal rights under Delaware law, will be converted into the right to receive $33.00 in cash.

     Concurrently  with  the  filing  of this  Schedule  13E-3,  Avis is  filing
Amendment No. 2 to its preliminary proxy statement (the "Proxy Statement") pursuant to Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to which the Avis board of directors is soliciting proxies from stockholders of Avis in connection with the Merger. The cross reference sheet below is being supplied pursuant to General Instruction F to
Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement including all appendices thereto, is hereby incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

Item 1.  Summary Term Sheet

Regulation M-A
Item 1001

The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2.  Subject Company Information

Regulation M-A
Item 1002

(a) The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET -- The Parties to the Transaction" is incorporated herein by reference. Avis is the issuer of the class of equity security which is the subject of the Rule 13e-3 transaction.

(b) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- The Special Meeting", "INTRODUCTION" and "INTRODUCTION -- Voting Rights; Vote Required for Approval" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the caption "INTRODUCTION -- Comparative Market Price Data" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption "INTRODUCTION -- Dividends" is incorporated herein by reference.

(e)-(f) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Background of the Merger", "SPECIAL FACTORS -- Certain Relationships between Cendant and Avis" and "OTHER MATTERS -- Transactions in Common Stock by Certain Persons" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person

Regulation M-A
Item 1003

(a)-(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- The Parties to the Transaction", "INTRODUCTION -- Voting Rights; Vote Required for Approval", "SPECIAL FACTORS -- Background of the Merger" and "SPECIAL FACTORS -- Certain Relationships between Cendant and Avis" is incorporated herein by reference.

     On June 14, 2000, the Securities and Exchange Commission (the "SEC") instituted and simultaneously settled an administrative proceeding, Administrative Proceeding File No. 3-10225, against Cendant in connection with certain accounting irregularities at the former CUC International Inc., which merged with HFS Incorporated ("HFS") in December 1997 to form Cendant. The SEC found that, as a result of such accounting irregularities, Cendant violated the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws. Without admitting or denying the findings contained in the SEC's administrative order, Cendant consented to the issuance of an SEC order directing Cendant to cease and desist from committing or causing any violation, and any future violation, of the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws.

     Except as set forth above in response to this item, during the last five years, none of Avis, Cendant, or PHH Corporation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

     Directors and Executive Officers of Avis. Set forth in the table below are the name, address and the present principal occupations or employment of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Avis. Each person identified below is a United States citizen, except for Alun Cathcart who is a citizen of the United Kingdom. Unless indicated otherwise, each person's principal address is 900 Old Country Road, Garden City, New York 11530.

Name                          Present Principal Occupation or Employment and Material Positions Held During the Past Five Years

W. Alun Cathcart              Director of Avis since September 1997. Mr. Cathcart has been  non-Executive  Chairman of Avis Europe plc since April 1, 1999.  From January 1, 1999 until April 1, 1999 Mr.  Cathcart served as Executive
                              Chairman of Avis Europe plc,  and for more than five years prior  thereto Mr.  Cathcart was Chairman and Chief Executive of Avis Europe plc. Mr. Cathcart's  principal business address for the past five years has been Avis House, Park Road, Bracknell, Berks, RG12 2 EW England.

Leonard S. Coleman, Jr.       See description under "Cendant".

Alfonse M. D'Amato            Director of Avis since June 1999.  Sen.  D'Amato has been Managing  Director of Park  Strategies,  a business  consulting  firm in New York City,  since its formation in January 1999. From January 1981 until January 4, 1999, Sen. D'Amato served in the United States Senate representing the State of New
                              York where he was Chairman of the Committee on Banking, Housing and Urban Affairs from 1995 until he left office. Mr. D'Amato's previous principal address was 101 Park Avenue, Suite 2508, New York, New
                              York 10178. Mr. D'Amato's current  principal  address is 101 Park Avenue,  Suite 2506, New York, New
                              York 10178.

Martin L. Edelman             See description under "Cendant."

Deborah L. Harmon             Director  of Avis  since  September  1997.  Ms.  Harmon  has been a  principal  in the Office of the
                              President at JER Real Estate Partners, L.P., an institutional, private equity fund for investment in real estate assets,  since 1991. Prior to joining JER, Ms. Harmon served as Managing Director of the
                              Real Estate Finance Group at Banker's Trust Company. Ms. Harmon's principal business address for the past five years has been Office of the President,  J.E.  Robert  Companies,  1650 Tysons  Boulevard,
                              Suite 1600, McLean, VA 22102.

Stephen P. Holmes             See description under "Cendant."

Michael J. Kennedy            Director of Avis since  September 1997. Mr. Kennedy has been an attorney with his own law firm since
                              1976. Mr. Kennedy's principal address for the past five years has been 425 Park Avenue,  Suite 2600,
                              New York, NY 10022.

A. Barry Rand                 Chairman of the Board and Chief Executive  Officer of Avis, its car rental  subsidiary,  Avis Rent A
                              Car Systems,  Inc. ("ARACS") and its car leasing and vehicle  management  services  subsidiary,  PHH
                              Vehicle Management  Services,  LLC, ("PHH VMS") since November 1999. Prior thereto,  he held various positions  with Xerox  Corporation  during a 30-year career  including  Executive Vice President for
                              Worldwide Customer Operations from 1996 to 1999, Executive Vice President--Business  Operations from
                              1992 to 1996 and  President--U.S.  Operations  from 1986 to 1992.  Mr.  Rand is a director of Abbott
                              Laboratories,  which files  reports  pursuant to the Exchange  Act. Mr.  Rand's  previous  principal business address while at Xerox Corporation was 800 Longridge Road, Stamford, Connecticut 06904. Mr.
                              Rand's current principal business address is 900 Old Country Road, Garden City, New York 11530.

F. Robert Salerno             President and Chief Operating  Officer--Rental Car Group of Avis since August 1999 and President and
                              Chief Operating Officer of ARACS since November 1996. He has also been serving as a Director of Avis since May 1997.  From November 1996 to August 1999,  Mr.  Salerno was President and Chief  Operating
                              Officer of Avis.  From  September 1995 to November 1996, Mr. Salerno was Executive Vice President of
                              Operations of Avis, Inc., the predecessor of Avis, and ARACS.  From July 1990 to September 1995, Mr.
                              Salerno was Senior Vice  President  and General  Manager  Rent A Car of Avis,  Inc.  and ARACS.  Mr.
                              Salerno's  principal  business address for the past five years has been 900 Old Country Road, Garden
                              City, New York, 11530.

Kevin M. Sheehan              President -- Corporate and Business Affairs and Chief Financial Officer of Avis since August 1999, a
                              Director of Avis since June 1999 and a Director of Arval/PHH  Holdings Ltd. since August 2000.  From
                              December 1996 to August 1999 Mr. Sheehan was Executive Vice President and Chief Financial Officer of
                              Avis.  He has also been serving as Executive  Vice  President and Chief  Financial  Officer of ARACS
                              since  December 1996 and of PHH VMS since June 1999.  From  September  1996 to September  1997,  Mr.
                              Sheehan was a Senior Vice  President of HFS. From December 1994 to September  1996,  Mr. Sheehan was
                              Chief   Financial   Officer  for  STT  Video   Partners,   a  joint  venture  between  Time  Warner,
                              Telecommunications,  Inc.,  Sega of America  and HBO.  Prior  thereto,  he was with  Reliance  Group
                              Holdings, Inc., an insurance holding company, and some of its affiliated companies for ten years and was involved with the formation of the Spanish language television  network,  Telemundo Group, Inc., and from 1991  through  1994 was Senior Vice  President  -- Finance and  Controller.  Mr.  Sheehan's
                              previous  principal  business address while at Cendant was 6 Sylvan Way,  Parsippany,  NJ 07054. Mr.
                              Sheehan's current principal business address is 900 Old Country Road, Garden City, New York 11530.

Mark E. Miller                President and Chief Operating Officer -- Vehicle Management  Services Group of Avis since June 1999, and a Director of Arval/PHH  Holdings  Ltd.  since August 2000.  Mr. Miller has also been serving as
                              President of PHH  Corporation  since July 1997. From June 1994 to July 1997 Mr. Miller was President
                              of GE Capital  Financial.  Prior thereto,  he was Senior Vice President of World Travel Partners and
                              held various  strategic  sales  management  positions with American  Express  Company.  Mr. Miller's previous  principal  business address while at GE Capital  Financial was 2180 South 1300 East, Suite
                              600, Salt Lake City, Utah 84106. Mr. Miller's current principal  business address is 900 Old Country
                              Road, Garden City, New York 11530.

Thomas J. Byrnes              Senior Vice President--Sales of Avis and ARACS since February 1998 and Vice  President--Sales  North
                              America for Avis or its predecessor and ARACS since 1987. Mr. Byrnes' principal  business address is
                              900 Old Country Road, Garden City, New York 11530.

Lawrence E. Kinder            Senior Vice  President and Chief  Information  Officer of Avis since March 2000. Mr. Kinder has also been  serving as Senior Vice  President --  Information  Technology  Services and Chief  Information
                              Officer of PHH Corporation  since October 1997. From September 1998 to November 1999 Mr. Kinder also served as Chief Operating  Officer of PHH  Corporation.  From August 1996 to October 1997 Mr. Kinder
                              was Vice  President--Information  Technology  Services of PHH Corporation.  Prior thereto,  he was a principal  of American  Management  Systems,  Inc. a systems and  management  consulting  firm which provided technology consulting services to Fortune 500 companies and government  organizations.  Mr.
                              Kinder's principal business address for the past five years has been 307 International  Circle, Hunt
                              Valley, Maryland 21030.

Michael P.  Collins           Senior Vice  President  of ARACS'  field  operations  since June 1999 and  General  Manager of their international  operations,  from 1987 to June 1999. Mr. Collins'  principal business address for the past five years has been 900 Old Country Road, Garden City, New York 11530.

Richard S. Jacobson           Vice  President--Tax  of Avis and ARACS since  September 1998. From November 1997 until August 1998,
                              Mr.  Jacobson was Staff Vice  President  of ARACS and for more than five years prior  thereto he was employed by ARACS as Director of Corporate Tax. Mr.  Jacobson's  principal  business address for the past five years has been 900 Old Country Road, Garden City, New York 11530.

Gerard J. Kennell             Vice President and Treasurer of Avis or its predecessor and ARACS since February 1987. Mr. Kennell's principal  business address for the past five years has been 900 Old Country Road,  Garden City, New
                              York 11530.

James A. Keyes                Vice President--HR, Staffing and Diversity of Avis since March 1999 and of ARACS since January 1999.
                              From July 1997 until December 1998, Mr. Keyes was Vice President -- Staffing, Diversity & Management
                              Development of ARACS. From June 1993 until December 1996, Mr. Keyes was Corporate  Director of Human
                              Relations at the Dun and Bradstreet  Corporation.  Mr. Keyes' previous  principal  business  address while at Dun and  Bradstreet was 187 Danbury Road,  Wilton,  Connecticut  06897.  Mr. Keyes' current principal business address is 900 Old Country Road, Garden City, New York 11530.

Karen C. Sclafani             Vice  President,  General Counsel and Secretary of Avis and ARACS since August 1998. From April 1990 until March 1997, Ms. Sclafani was Vice President, Deputy General Counsel and Assistant Secretary of
                              Avis,  Inc. and ARACS.  In March 1997 Ms.  Sclafani was elected Vice  President and Secretary of the
                              Company.  Ms. Sclafani's principal business address for the past five years has been 900 Old Country
                              Road, Garden City, New York 11530.

William E. Madison            Senior Vice  President  and Chief Human  Resources  Officer of Avis since June 2000.  From June 1997 through  June  2000,  Mr.  Madison  was Vice  President  --  Global  Human  Resources  Strategy  and
                              President--U.S.  Region at E.I. DuPont de Nemours and Company.  Prior to his position at DuPont, Mr.
                              Madison was with Xerox  Corporation for 24 years. Mr. Madison's  previous  business address while at
                              E.I. DuPont de Nemours and Company was 1007 Market Street, Wilmington, Delaware 19898. Mr. Madison's
                              previous  business address while at Xerox Corporation was 100 Clinton Avenue South,  Rochester,  New
                              York 14644 and 800 Longridge Road,  Stamford,  Connecticut  06904. Mr. Madison's  current  principal business address is 900 Old Country Road, Garden City, New York 11530.

Timothy M. Shanley            Vice President and Controller of Avis and ARACS since November 1996.  From November 1989 to November
                              1996, Mr. Shanley was Vice  President--Planning  and Analysis of Avis, Inc. and ARACS. Mr. Shanley's
                              principal  business address for the past five years has been 900 Old Country Road,  Garden City, New
                              York 11530.

     To the knowledge of Avis, during the last five years, none of foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

     Directors and Executive Officers of Cendant. Set forth in the table below are the name, address and the present principal occupations or employment of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Cendant. Each person identified below is a United States citizen, except for Brian Mulroney who is a citizen of Canada. Unless indicated otherwise, each person's principal address is 9 West 57th Street, New York, New York 10019.

Name                          Present Principal Occupation or Employment and Material Positions Held During the Past Five Years

Henry R. Silverman            President and Chief  Executive  Officer and Director of Cendant since  December 1997 and Chairman of the Board of Directors and Chairman of the Executive Committee of the Board since July 28, 1998. Mr.
                              Silverman is also an officer and/or director of a number of subsidiaries of Cendant.  Mr.  Silverman was Chairman of the Board,  Chairman of the Executive  Committee and Chief Executive  Officer of HFS
                              from May 1990 until December 1997. From November 1994 until February 1996, Mr. Silverman also served as Chairman of the Board and Chief Executive  Officer of Chartwell Leisure Inc.  ("Chartwell").  Mr.
                              Silverman's principal business address is 9 West 57th Street, 37th Floor, New York, New York 10019.

James E. Buckman              Vice Chairman since November 1998 and General Counsel and a Director of Cendant since December 1997.
                              Mr. Buckman was a Senior Executive Vice President of Cendant from December 1997 until November 1998.
                              Mr. Buckman was the Senior  Executive Vice President and General Counsel and Assistant  Secretary of
                              HFS from May 1997 to  December  1997,  a  Director  of HFS since  June 1994 and was  Executive  Vice
                              President,  General  Counsel and  Assistant  Secretary of HFS from  February  1992 to May 1997.  Mr.
                              Buckman also serves as a director and officer of several subsidiaries of Cendant. From November 1994 to February 1996, Mr. Buckman served as the Executive Vice President,  General Counsel and Secretary
                              of Chartwell and until August 1996, he served as a Director of Chartwell. Mr. Buckman also serves as a Director of PHH  Corporation,  which files  reports  pursuant to the Exchange  Act. Mr.  Buckman's principal business address is 6 Sylvan Way, Parsippany, New Jersey 07054.

Stephen P. Holmes             Vice  Chairman  and  Director  of Cendant and  Chairman  and Chief  Executive  Officer of the Travel
                              Division of Cendant since  December  1997.  Mr. Holmes was Vice Chairman of HFS from  September 1996 until  December 1997 and was a Director of HFS from June 1994 until  December  1997.  From July 1990 through September 1996, Mr. Holmes served as Executive Vice President, Treasurer and Chief Financial
                              Officer of HFS. Mr. Holmes also serves as a director and officer of several subsidiaries of Cendant.
                              Mr. Holmes is a Director of Avis and PHH Corporation.  Mr. Holmes'  principal  business address is 6
                              Sylvan Way, Parsippany, New Jersey 07054.

David M. Johnson              Senior  Executive Vice President and Chief  Financial  Officer of Cendant since November 1998.  From
                              April 1998 until November 1998, Mr. Johnson was Executive Vice President-Finance of Cendant. For the
                              12 years  preceding  April 1998,  Mr.  Johnson was employed at Merrill  Lynch Pierce  Fenner & Smith
                              Incorporated  ("Merrill"),  most recently as a Managing Director of Merrill's Technology  Investment
                              Banking  Group.  Mr.  Johnson's  previous  principal  business  address while at Merrill was 4 World
                              Financial Center, North Tower, New York, New York 10080. Mr. Johnson's principal business address is
                              6 Sylvan Way, Parsippany, New Jersey 07054.

Richard A. Smith              Chairman and Chief Executive Officer of the Real Estate Division of Cendant since December 1997. Mr.
                              Smith was  President  of the Real Estate  Division  of HFS from  October  1996 to December  1997 and
                              Executive Vice President of Operations for HFS Incorporated  from February 1992 to October 1996. Mr.
                              Smith's principal business address is 6 Sylvan Way, Parsippany, New Jersey 07054.

John W. Chidsey               Chief  Executive  Officer of the Direct  Marketing  Division since March 2000. Mr. Chidsey was Chief
                              Executive  Officer of the  Diversified  Services  Division  from January 2000 until March 2000.  Mr.
                              Chidsey was Chairman and Chief Executive Officer of the Insurance/Wholesale Division of Cendant from
                              November 1998 until  January 2000.  From May 1998 to November  1998,  Mr.  Chidsey was President and
                              Chief Operating  Officer of the Alliance  Marketing  Division of Cendant.  From December 1997 to May
                              1998, Mr.  Chidsey was Executive  Vice  President,  Business  Development  of Cendant.  From 1995 to
                              December 1997, Mr. Chidsey was Senior Vice President,  Preferred Alliance Services for HFS. Prior to
                              joining HFS,  Mr.  Chidsey was the Chief  Financial  Officer at two  divisions of PepsiCo Inc.  with responsibilities for international operations.  Mr. Chidsey's principal business address is 6 Sylvan
                              Way, Parsippany, New Jersey 07054.

Samuel L. Katz                Chief  Executive  Officer of the Cendant  Internet  Group since  January  2000.  Mr. Katz was Senior
                              Executive Vice President, Strategic Development of Cendant from July 1999 to January 2000, Executive
                              Vice President, Strategic Development from April 1998 until January 2000, and Senior Vice President,
                              Acquisitions  from December 1998 to March 1998. Mr. Katz was Senior Vice President,  Acquisitions of
                              HFS from January 1996 to April 1998. From June 1993 to December 1995, Mr. Katz was Vice President of
                              Dickstein  Partners Inc., a private  investment  firm.  Mr. Katz is a Director of Specialty  Catalog
                              Corp. and NRT Incorporated. Mr. Katz's principal business address is 9 West 57th Street, 37th Floor,
                              New York, New York 10019.

Martin Edelman                Director of Cendant since  December 1997. Mr. Edelman was a Director of HFS from November 1993 until
                              December  1997. He has been a partner with Battle Fowler,  LLP, a New York City law firm,  from 1972 through  1993 and since  January 1, 1994 has been Of Counsel  to that  firm.  Mr.  Edelman is also a partner of Chartwell  Hotels  Associates,  Chartwell  Leisure  Associates  L.P.,  Chartwell  Leisure
                              Associates  L.P. II, and of certain of their  respective  affiliates.  Mr.  Edelman also serves as a director of the following corporations which file reports pursuant to the Exchange Act: Avis Capital
                              Trust and Arcadia  Trust.  Mr.  Edelman was Chairman of the Board of Avis from  December  1998 until
                              November 1999.  Mr.  Edelman's  principal  business  address while at Battle Fowler,  LLP was Battle
                              Fowler,  LLP,  Park Avenue  Tower,  75 East 55th Street,  New York,  New York 10022.  Mr.  Edelman's
                              principal business address is Paul, Hastings,  Janofsky & Walker LLP, 75 East 55th Street, New York,
                              New York 10022.

Myra J. Biblowit              Director of Cendant since May 2000. Ms. Biblowit has been Vice Dean for External Affairs for the New
                              York University  School of Medicine and Senior Vice President of the Mount  Sinai-NYU  Health System
                              since July 1997. From June 1991 to June 1997, Ms. Biblowit was Senior Vice President,  and Executive
                              Director of the Capital  Campaign  for the  American  Museum of National  History and prior to that, served as Executive Vice President of the Central Park  Conservancy  from 1986 to 1991. Ms. Biblowit is currently a member of the Board of Directors of the Women's Executive Circle,  UJA Federation,  a
                              Trustee of the Historic House Trust of New York City and a Trustee of the Columbia Land Conservancy.
                              Mrs.  Biblowit  is a former  Director  of Art  Spaces  and a  founding  Director  of the City  Parks
                              Foundation.  Mrs. Biblowit is also a member of the Women's Forum. Ms. Bilbowit's  principal business address is New York University School of Medicine, 550 First Avenue, New York, New York 10016.

Robert W. Pittman             Director of Cendant  since  December  1997.  Mr.  Pittman was a Director of HFS from July 1994 until
                              December 1997.  Since February 1998, Mr. Pittman has been President and Chief  Operating  Officer of
                              America Online,  Inc., a provider of internet online  services.  From October 1996 to February 1998,
                              Mr. Pittman was President and Chief  Executive  Officer of AOL Networks,  a unit of America  Online,
                              Inc. From September 1995 through October 1996, Mr. Pittman served as the Chief Executive Officer and
                              Managing  Partner of  Cendant's  subsidiary,  Century 21 Real  Estate  Corporation.  From 1990 until
                              September  1995,  Mr.  Pittman  served as  President  and Chief  Executive  Officer  of Time  Warner
                              Enterprises,  a business  development  unit of Time Warner Inc.  and,  from 1991 to September  1995, additionally,  as Chairman and Chief Executive Officer of Six Flags Entertainment  Corporation,  the
                              parent of Six Flags Theme Parks Inc. Mr. Pittman serves as a Director of America Online, Inc., which files reports  pursuant to the Exchange Act. Mr.  Pittman's  principal  business  address is America
                              Online, Inc., 22000 AOL Way, Dulles, Virginia 20166.

The Rt. Hon. Brian
  Mulroney, P.C., LL.D.       Director of Cendant since December  1997.  Mr.  Mulroney was a Director of HFS from April 1997 until
                              December 1997. Mr.  Mulroney was Prime Minister of Canada from 1984 to 1993 and is currently  Senior
                              Partner  in the  Montreal-based  law  firm,  Ogilvy  Renault.  He is a  director  of  the  following corporations  which file reports  pursuant to the Exchange Act: Archer Daniels Midland Company Inc.,
                              Barrick Gold Corporation, TrizecHahn Corporation Ltd., Quebecor, Inc. and Quebecor Printing Inc. Mr.
                              Mulroney's  principal  business  address is Ogilvy  Renault,  1981 McGill College Ave.,  Suite 1100,
                              Montreal, Quebec H3A 3C1.

Shelly Z. Rosenberg           Director  of  Cendant  since May  2000.  Ms.  Rosenberg  has been Vice  Chairwoman  of Equity  Group
                              Investments, Inc., a privately held investment company which controls over 500 properties throughout the United States,  since January 1, 2000.  From October 1994 to December  1999,  Ms.  Rosenberg was
                              President and Chief Executive  Officer of Equity Group  Investments,  Inc. Ms. Rosenberg serves as a
                              Director of the  following  companies  which file  reports  pursuant to the  Exchange  Act:  Anixter
                              International  Inc., CVS Corporation,  Capital Trust,  Dynergy Inc.,  Manufactured Home Communities,
                              Inc.,  Equity  Residential  Properties  Trust and Equity Office Property Trust.  Ms.  Rosenberg also currently sits on the Boards of Illinois  Institute of  Technology,  The Chicago  Network,  National
                              Partnership of Women & Families,  Women's Issue Network Foundation and Rush-Presbyterian-St.  Luke's
                              Medical Center. Ms. Rosenberg's  principal business address is Equity Group Investments,  Inc., 2 N.
                              Riverside Plaza, Suite 600, Chicago, Illinois 60606.

Leonard S. Coleman            Director of Cendant since  December  1997.  Mr.  Coleman was a Director of HFS from April 1997 until
                              December  1997. Mr. Coleman is presently  Senior Advisor to Major League  Baseball.  Mr. Coleman was
                              President of The National League of Professional  Baseball Clubs from 1994-1999,  having  previously served  since 1992 as  Executive  Director,  Market  Development  of Major  League  Baseball.  While
                              president of The National League of Professional  Baseball Clubs, Mr. Coleman's  principal  business address was National League of Professional  Baseball,  245 Park Avenue,  28th Floor,  New York, New
                              York 10167.  Mr.  Coleman is a director of the following  corporations:  Avis,  Owens  Corning,  The
                              Omnicom Group, New Jersey  Resources,  N.J. Heinz Company and Radio Unica.  Mr. Coleman's  principal business  address is c/o Cendant  Corporation,  9 West 57th Street,  37th Floor,  New York, New York
                              10019.

Robert E. Nederlander         Director of Cendant since  December 1997.  Mr.  Nederlander  was a Director of HFS from July 1995 to
                              December  1997.  Mr.  Nederlander  has  been  President  and  Director  since  November  1981 of the
                              Nederlander  Organization,  Inc.,  owner  and  operator  of one of the  world's  largest  chains  of legitimate  theaters.  Mr.  Nederlander  has been Chairman of the Board of Riddell Sports Inc. since
                              April 1988 and was the Chief Executive  Officer of such corporation from 1988 through April 1, 1993.
                              From February until June 1992, Mr.  Nederlander was also Riddell Sports Inc.'s interim President and
                              Chief  Operating  Officer.  He served as the Managing  General  Partner of the New York Yankees from
                              August 1990 until December 1991, and has been a limited partner since 1973. Mr. Nederlander has been
                              President since October 1985 of Nederlander  Television and Film Productions,  Inc., Chairman of the
                              Board and Chief  Executive  Officer since  January 1988 of Mego  Financial  Corp.  ("Mego") and Vice
                              Chairman of the Board since February 1988 to early 1993 of Vacation Spa Resorts,  Inc., an affiliate of Mego. Mr.  Nederlander was a Director of Mego Mortgage Corp. from September 1996 until June 1998.
                              Mr.  Nederlander also served as Chairman of the Board of Allis-Chalmers  Corp. from May 1989 to 1993 and as Vice  Chairman of  Allis-Chalmers  Corp.  from 1993 through  October  1996. He is currently a
                              Director  of  Allis-Chalmers  Corp.  In October  1996,  Mr.  Nederlander  became a  Director  of New
                              Communications,  Inc., a publisher of community oriented free circulation newspapers.  His principal place of business is Nederlander  Organization,  Inc., 1450 Broadway, 20th Floor, New York, New York
                              10018.

Robert F. Smith               Director of Cendant since  December  1997.  Mr. Smith was a Director of HFS from February 1993 until
                              December  1997.  From  November  1994 until  August  1996,  Mr.  Smith also  served as a Director of
                              Chartwell.  Mr. Smith is the retired Chairman and Chief Executive  Officer of American Express Bank,
                              Ltd. ("ABEL").  He joined ABEL's parent company,  the American Express Company, in 1981 as Corporate
                              Treasurer before moving to ABEL and serving as Vice Chairman and Co-Chief Operating Officer and then
                              President  prior to becoming  Chief  Executive  Officer.  Mr. Smith is currently an equity owner and
                              Senior Managing Director of Car Component  Technologies,  Inc., an automobile parts  remanufacturer, located in  Bedford,  New  Hampshire.  Mr.  Smith's  principal  business  address  is Car  Component
                              Technologies, Inc., 10 Ironhorse Drive, Bedford, New Hampshire 03110.

Dr. John C. Malone            Director of Cendant since February 2000. Dr. Malone,  has been Chairman of Liberty Media Group since
                              1999. Prior to serving as Chairman of Liberty Media Group, Dr. Malone was the Chairman  (1996-1999),
                              Chief Executive Officer (1994-1999),  and President (1994-1997) of Tele-Communications,  Inc., Chief
                              Executive Officer  (1992-1994) and President  (1973-1994) of TCI Communications Inc. Dr. Malone is a
                              Director of Liberty Media Group, The Bank of New York, the CATO Institute, Discovery Communications,
                              Inc.,  BET Holdings II, Inc, At Home  Corporation  and USANi,  LLC. Dr. Malone also is a Director of
                              AT&T  Corporation and a Member of AT&T's  Governance and Nominating  Committee and the Capital Stock
                              Committee since March1999.  Mr. Malone's  principal place of business is Liberty Media  Corporation,
                              9197 South Pioria Street, Englewood, Colorado 80112.

Cheryl D. Mills               Director of Cendant since June 2000.  Ms. Mills is Senior Vice  President  for corporate  policy and public  programming at Oxygen Media.  Prior to joining Oxygen Media, Ms. Mills was Deputy Counsel to
                              President  Clinton.  Ms. Mills' legal experience also includes  serving as Associate  Counsel to the
                              President, Deputy General Counsel of the Clinton/Gore Transition Planning Foundation, was previously an  associate  at Hogan &  Hartson  LLP.  Ms.  Mills is the  co-founder  of  DCWorks,  a  non-profit organization  devoted to the academic  enrichment and interpersonal  development of  underprivileged senior high school  students of color.  Ms. Mills  currently  serves on the Board of the  Leadership
                              Conference Education Fund (affiliated with the Leadership  Conference on Civil Rights), the Board of
                              the National Partnership for Women and Families,  the Stanford Law School Board of Visitors, and the
                              William J.  Clinton  Presidential  Library  Foundation  Board of  Trustees.  She also  serves on the
                              Advisory Board of Grassroots.com, a non-partisan political information and action Internet site. Ms.
                              Mills received her Juris Doctor degree in 1990 from Stanford Law School and graduated Phi Beta Kappa from the  University of Virginia in 1987.  Ms. Mills'  principal  business  address is Oxygen Media,
                              Inc., 75 Ninth Avenue, New York, New York 10011.

     To the knowledge of Cendant and PHH Corporation, during the last five years, none of foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

     Directors and Executive Officers of PHH Corporation. Set forth in the table below are the name, address and the present principal occupations or employment of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of PHH Corporation. Each person identified below is a United States citizen. Each director and executive officer is principally employed by Cendant and, unless otherwise indicated, each person's business address is 6 Sylvan Way, Parsippany, New Jersey 07054.

Name and Address              Present Principal Occupation or Employment and Material Positions Held During the Past Five Years

James E. Buckman              Director,  Executive Vice President, General Counsel and Assistant Secretary of PHH Corporation, see
                              description under "Cendant."

Stephen P. Holmes             Director and Executive Vice President of PHH Corporation, see description under "Cendant."

Richard A.  Smith             President of PHH Corporation,  see description under "Cendant." His principal  business address is 9
                              West 57th Street, New York, New York 10019.

David M.  Johnson             Executive Vice President, Finance of PHH Corporation, see description under "Cendant." His principal business address is 9 West 57th Street, New York, New York 10019.

Duncan H. Cocroft             Treasurer,  Executive Vice President and Chief  Financial  Officer of PHH  Corporation  since August
                              1999.  From  September  1997 until  August  1999,  Mr.  Cocroft was Senior Vice  President  -- Chief
                              Administrative  Officer of KOS Pharmaceuticals,  a specialty  pharmaceutical  company that develops, manufactures, and markets proprietary pharmaceutical products. From 1990 until 1997, Mr. Cocroft was
                              Vice President -- Finance and Chief Financial  Officer of International  Multifoods,  a $2.5 billion food company with primary operations in United States, Canada, Venezuela, and Mexico.

Scott E. Forbes               Executive Vice President of PHH  Corporation.  Managing  Director,  Operations of Cendant Europe and
                              Executive Vice President,  Finance of Cendant since April 1998. Mr. Forbes was also Chief Accounting
                              Officer of Cendant  from April 1998 until  November  1998.  Mr.  Forbes was Senior  Vice  President,
                              Finance of Cendant from December 1997 until April 1998.  From August 1993 until  December  1997, Mr.
                              Forbes was Senior Vice President, Finance of HFS.

Samuel L. Katz                Executive Vice President, Strategic Development of PHH Corporation, see description under "Cendant."

     To the knowledge of Cendant and PHH Corporation, during the last five years, none of foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 4.   Terms of the Transaction

Regulation M-A
Item 1004

(a)(l)            Not applicable.

(a)(2)(i) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SUMMARY TERM SHEET" is incorporated herein by reference.

(a)(2)(ii) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", and
                  "INTRODUCTION -- Proposals to be Considered at the Special Meeting" is incorporated herein by reference.

(a)(2)(iii) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET -- Reasons for Engaging in The Transaction", "SPECIAL FACTORS--Reasons for the Recommendations of the Special Committee and our Board of Directors" and "SPECIAL FACTORS--Cendant's, PHH Corporation's and Avis Acquisition Corp.'s Position as to the Fairness of the Merger; Cendant's Reasons for the Merger" is incorporated herein by reference.

(a)(2)(iv) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "INTRODUCTION -- Voting Rights; Vote Required for Approval" is incorporated herein by reference.

(a)(2)(v) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- The Special Meeting" and "THE MERGER -- Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated herein by reference.

(a)(2)(vi) The information set forth in Proxy Statements under the captions "SUMMARY TERM SHEET -- Accounting Treatment" and "THE MERGER -- Accounting Treatment" is incorporated herein by reference.

(a)(2)(vii) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY -- Material U.S. Federal Income Tax Consequences" and "SPECIAL FACTORS -- Material U.S. Federal Income Tax Consequences of the Merger to the Stockholders."

(c) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "INTRODUCTION -- Proposals to be Considered at the Special Meeting", "INTRODUCTION -- Voting Rights; Vote Required for Approval" and "THE MERGER -- Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY -- Appraisal Rights " and "THE MERGER -- Appraisal Rights" is incorporated herein by reference.

(e)               None.

(f)               Not applicable.

Item 5.   Past Contracts, Transactions, Negotiations and Agreements

Regulation M-A
Item 1005

(a)(1) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Background of the Merger" and "SPECIAL FACTORS -- Certain Relationships between Cendant and Avis" is incorporated herein by reference.

(a)(2) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Interests of Executive Officers and Directors in the Merger" is incorporated herein by reference.

(b)-(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- Interests of our Directors and Executive Officers in the Merger", "SPECIAL FACTORS -- Background of the Merger" and "SPECIAL FACTORS -- Certain Relationships between Cendant and Avis" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- Interests of our Directors and Executive Officers in the Merger", "INTRODUCTION -- Voting Rights; Vote Required for Approval", "SPECIAL FACTORS -- Background of the Merger", "SPECIAL FACTORS -- Interests of Executive Officers and Directors in the Merger" and "SPECIAL FACTORS -- Certain Relationships between Cendant and Avis" is incorporated herein by reference. The information set forth in Exhibit (d)(1) and Exhibit (d)(2) is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals

Regulation M-A
Item 1006

(b) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- The Special Meeting", "SPECIAL FACTORS -- Purpose and Structure of the Merger", "SPECIAL
                  FACTORS -- Certain Effects of the Merger; Plans or Proposals After the Merger", and "THE MERGER -- The Merger Agreement -- Consideration to be Received by the Stockholders" is incorporated herein by reference.

(c)(1)-(8) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- Effects of the Merger",
                  "SPECIAL FACTORS -- Certain Effects of the Merger; Plans or Proposals After the Merger", "SPECIAL FACTORS -- Interest of Executive Officers and Directors in the Merger" and "SPECIAL FACTORS -- Certain Relationships between Cendant and Avis" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects

Regulation M-A
Item 1013

(a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- Reasons for Engaging in the Transaction", "SPECIAL FACTORS -- Background of the Merger" and "SPECIAL FACTORS -- Purpose and Structure of the Merger" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Background of the Merger", "SPECIAL FACTORS -- Opinion of Morgan Stanley", "SPECIAL FACTORS -- Reasons for the Recommendations of the Special Committee and our Board Directors" and "SPECIAL FACTORS -- Purpose and Structure of the Merger" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- Reasons for Engaging in the Transaction", "SUMMARY TERM SHEET -- Recommendations of the Special Committee and our Board Directors", "SUMMARY TERM SHEET -- Opinion of Morgan Stanley", "SPECIAL FACTORS -- Background of the Merger", "SPECIAL FACTORS -- Reasons for the Recommendations of the Special Committee and our Board of Directors", "SPECIAL FACTORS -- Cendant's Position as to Fairness of the Merger; Cendant's Reasons for the Merger" and "SPECIAL FACTORS -- Purpose and Structure of the Merger" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET --
         Effects of the Merger", "SUMMARY TERM SHEET -- Opinion of Morgan Stanley", "SUMMARY TERM SHEET -- Interests of our Directors and Executive Officers in the Merger", "SUMMARY TERM SHEET -- Material U.S. Federal Income Tax Consequences", "SPECIAL FACTORS -- Background of the Merger", "SPECIAL FACTORS -- Reasons for the Recommendation of the Special Committee and our Board of Directors", "SPECIAL FACTORS -- Purpose and Structure of the Merger", "SPECIAL FACTORS -- Certain Effects of the Merger; Plans or Proposals After the Merger", "SPECIAL FACTORS -- Certain Relationships between Cendant and Avis", "SPECIAL FACTORS -- Material U.S. Federal Income Tax Consequences of the Merger to the Stockholders" and "THE MERGER -- The Merger Agreement" is incorporated herein by reference.

Item 8.  Fairness of the Transaction

Regulation M-A
Item 1014

(a)-(b) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET --
         Reasons for Engaging in the Transaction", "SUMMARY TERM SHEET -- Recommendations of the Special Committee of our Board of Directors", "SPECIAL FACTORS -- Background of the Merger", "SPECIAL FACTORS -- Opinion of Morgan Stanley", "SPECIAL FACTORS -- Reasons for the Recommendation of the Special Committee and our Board of Directors", "SPECIAL FACTORS -- Our Forecasts", "SPECIAL FACTORS -- Avis' Position as to the Fairness of the Merger" and "SPECIAL FACTORS -- Cendant's Position as to Fairness of the Merger; Cendant's Reasons for the Merger" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET -- The Special Meeting", "INTRODUCTION -- Voting Rights; Vote Required for Approval" and "THE MERGER -- The Merger Agreement" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- Recommendations of the Special Committee and our Board of Directors", "SPECIAL FACTORS -- Background of the Merger", "SPECIAL FACTORS -- Reasons for the Recommendation of the Special Committee and our Board of Directors" and "SPECIAL FACTORS -- Cendant's Position on the Fairness of the Merger; Cendant's Reasons for the Merger" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET -- Recommendations of the Special Committee and our Board of Directors", "SPECIAL FACTORS -- Background of the Merger", "SPECIAL FACTORS -- Reasons for the Recommendations of the Special Committee and Board of Directors", "SPECIAL FACTORS -- Avis' Position as to Fairness of the Merger" and "SPECIAL FACTORS -- Cendant's, PHH Corporation's and Avis Acquisition Corp.'s Position as to Fairness of Merger; Cendant's Reason for the Merger" is incorporated herein by reference.

(f)      Not applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations

Regulation M-A
Item 1015

(a)-(c) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS -- Background of the Merger", "SUMMARY TERM SHEET -- Opinion of Morgan Stanley", "SPECIAL FACTORS -- Opinion of Morgan Stanley", "SPECIAL FACTORS -- Reasons for Recommendations to the Special Committee and our Board of Directors", "SPECIAL FACTORS -- Our Forecasts", "SPECIAL FACTORS -- Avis' Position as to the Fairness of the Merger", "SPECIAL FACTORS -- Cendant's, PHH Corporation's and Avis Acquisition Corp.'s Position as to Fairness of the Merger; Cendant's Reasons for the Merger", "MERGER -- Financing of the Merger; Fees and Expenses of the Merger", "OTHER MATTERS -- Preliminary Presentation by Bear Stearns" and "OTHER MATTERS -- Preliminary Presentations by Lehman Brothers" is incorporated herein by reference. The full text of the written opinion of Morgan Stanley, dated November 10, 2000, is attached to the Proxy Statement as Appendix B. The written materials presented by Morgan Stanley to the Special Committee on November 9, 2000 and to the Avis Board of Directors on November 10, 2000 are set forth as Exhibit (c)(2) hereto and are incorporated herein by reference. The written materials presented by Bear Stearns to the Special Committee on September 18, 2000 are set forth as Exhibit (c)(3) hereto and are incorporated herein by reference. The written materials presented by Leman Brothers to the Special Committee on September 14, 2000 and on October 17, 2000, respectively, are set forth as Exhibits (c)(4) and
         (c)(5), respectively, hereto and are incorporated herein by reference.



Item 10. Source and Amount of Funds or Other Consideration

Regulation M-A
Item 1007

(a)-(d) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET- Financing of the Merger" and "THE MERGER -- Financing of the Merger" is incorporated herein by reference.

Item 11. Interest in the Subject Company Securities

Regulation M-A
Item 1008

(a) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER", "SUMMARY TERM SHEET -- Interests of our Directors and Executive Officers in the Merger", "INTRODUCTION -- Voting Rights; Vote Required for Approval", "SPECIAL FACTORS -- Background of the Merger", "SPECIAL FACTORS -- Interests of Executive Officers and Directors in the Merger", "SPECIAL FACTORS -- Certain Relationships between Cendant and Avis" and "OTHER MATTERS -- Security Ownership of Certain Beneficial Owners and Management", is incorporated herein by reference.

(b)(1)-(5) The information set forth in the Proxy Statement under the caption "OTHER MATTERS -- Transactions in Common Stock by Certain Persons" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

Regulation M-A
Item 1012

(d) The information set forth in the Proxy Statement under the captions "INTRODUCTION -- Voting Rights; Vote Required for Approval" and "SPECIAL FACTORS -- Avis' Position as to the Fairness of the Merger" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET -- Recommendations of the Special Committee and the Board of Directors", "SPECIAL FACTORS -- Background of the Merger", "SPECIAL FACTORS -- Reasons for the Recommendations of the Special Committee and the Board of Directors", "SPECIAL FACTORS -- Avis' Position as to the Fairness of the Merger" and "SPECIAL FACTORS -- Cendant's, PHH Corporation's and Avis Acquisition Corp.'s Position as to the Fairness of the Merger; Cendant's Reasons for the Merger" incorporated herein by reference.

Item 13. Financial Statements

Regulation M-A
Item 1010

(a) The information set forth in the Proxy Statement under the captions "INTRODUCTION -- Our Selected Financial Information", "INTRODUCTION -- Consolidated Ratio of Earnings to Fixed Charges and Book Value Per Share" and "OTHER MATTERS -- Information Incorporated by Reference" is incorporated herein by reference.

(b)      Not applicable.

Item 14. Person/Assets, Retained, Employed, Compensated or Used

Regulation M-A
Item 1009

(a)-(b) The information set forth in the Proxy Statement under the caption "QUESTIONS AND ANSWERS ABOUT THE MERGER", "INTRODUCTION -- Solicitation of Proxies", "SPECIAL FACTORS -- Opinion of Morgan Stanley", "SPECIAL FACTORS -- Avis' Position as to the Fairness of the Merger" and "THE MERGER -- Financing of the Merger" is incorporated herein by reference.

Item 15. Other Material Information

Regulation M-A
Item 1011

(b) The information set forth in the Proxy Statement and appendices thereto is incorporated by reference herein.

Item 16. Exhibits

Regulation M-A
Item 1016

(a) Preliminary Proxy Statement of Avis dated November 28, 2000 is incorporated by reference herein.

(b)      Not applicable.

(c)(1) Opinion of Morgan Stanley, dated November 10, 2000 (attached as Appendix B to the Proxy Statement and incorporated by reference herein).

(c)(2) Materials presented by Morgan Stanley to the Special Committee on November 9, 2000 and to the Avis Board of Directors on November 10, 2000.

(c)(3) Materials presented by Bear, Stearns & Co. Inc. to the Special Committee on September 18, 2000.

(c)(4) Materials presented by Lehman Brothers to the Special Committee on September 14, 2000.

(c)(5) Materials presented by Lehman Brothers to the Special Committee on October 17, 2000.

(d)(1) Stockholders' Agreement, dated as of June 30, 1999, among Avis Rent-A-Car, Inc., Avis Fleet Leasing and Management Corporation and PHH Corporation (incorporated by reference to the Registration Statement on Form S-4, File No. 333-86269 filed by Avis Group Holdings, Inc.).

(d)(2) Registration Rights Agreement, dated as of June 30, 1999, among Avis Rent-A-Car Inc., Avis Fleet Leasing and Management Corporation, PHH Corporation and PHH Holdings Corporation (incorporated by reference to the Registration Statement on Form S-4 333-86269 filed by Avis Group Holdings, Inc.).

(f) Section 262 of the Delaware General Corporation Law included as Appendix C to the Proxy Statement and incorporated by reference herein.

(g)      Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.


                        AVIS GROUP HOLDINGS, INC.

                        By: /s/ Karen C. Sclafani
                           Name:  Karen C. Sclafani
                           Title: Vice President, General Counsel
                                  and Secretary


                        CENDANT CORPORATION

                        By: /s/ James E. Buckman
                           Name:  James E. Buckman
                           Title:  Vice Chairman, General Counsel
                                       and Assistant Secretary


                        PHH CORPORATION

                        By: /s/ James E. Buckman
                           Name: James E. Buckman
                           Title: Executive Vice President, General Counsel and Assistant Secretary

Dated: January 22, 2001